Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Accel Entertainment, Inc.

We consent to the use of our report dated September 4, 2019 with respect to the consolidated balance sheets of Accel Entertainment, Inc. and its subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report states that the 2018, 2017, and 2016 consolidated financial statements have been restated to correct misstatements.

/s/ KPMG LLP

Chicago, Illinois

October 23, 2019